UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)
December 4, 2009

Trim Holding Group
(Exact Name of Registrant as Specified in Its Charter)

Nevada
(State or Other Jurisdiction of Incorporation)

000-29449	**20-0937461**
(Commission File Number)	(IRS Employer Identification No.)

300 Center Ave. Suite 202	
Bay City, MI	**48708**
(Address of Principal Executive Offices)	(Zip Code)

(989) 891-0500
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02 Unregistered Sales of Equity Securities.

On December 4, 2009, Trim Holding Group (the "Company") issued 22,000 shares of preferred stock (the "Securities") to Mr. Louis Bertoli in consideration for satisfaction of an outstanding debt incurred from a cash loan of $192, 500 provided to the Company by Mr. Bertoli.

The Company claims an exemption from the registration requirements of the Securities Act of 1933, as amended, for the issuance of the above-referenced Securities pursuant to Section 4(2) of the Act and/or Regulation D promulgated thereunder since, among other things, Mr. Bertoli is an accredited investor as he is a director and officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRIM HOLDING GROUP

Dated: December 9, 2009   By:/s/ *Louis Bertoli*

         Name: Louis Bertoli
         Title: Chief Executive Officer